Galaxy Payroll Group Limited

25th Floor, Ovest

77 Wing Lok Street

Sheung Wan, Hong Kong

December 28, 2022

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Trade &Services

100 F Street, N.E

Washington, DC 20549

Attn: Brian Fetterolf and Lilyanna Peyser

Re:	Galaxy Payroll Group Ltd
Amendment No. 3 to Draft Registration Statement on Form F-1
Submitted November 10, 2022
CIK No. 0001905920

Dear Mr. Fetterolf and Ms. Peyser

This letter is being furnished in response to the comments of the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) that were contained in the Staff’s letter dated November 29, 2022 (the “Comment Letter”), to Galaxy Payroll Group Ltd. (the “Company” or “Galaxy”) with respect to the Amendment No. 3 to the Draft Registration Statement.

This letter provides the Company’s responses to the Staff’s comments contained in the Comment Letter. The text of the Staff’s comments is set forth in bold below, followed by the responses of the Company.

Amendment No. 3 to Draft Registration Statement on Form F-1 submitted November 10, 2022

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Year ended June 30, 2022 compared to year ended June 30, 2021

Results of Operations

Revenues, page 64

1.	In the first paragraph of page 66, you disclose the increase in revenue generated by your employment services, and consultancy and market research services was outweighed by the decrease in payroll outsourcing services revenue. Please revise as you had an overall revenue increase. In addition, we note the number of total payroll transactions increased five percent. Please revise to provide more robust disclosures regarding the reasons for your revenue increase. In doing so, describe and quantify the extent to which changes are attributable to changes in prices or higher pricing for services provided in new areas.

Response: In response to the Staff’s comment, the Company has revised its disclosure accordingly on page 66 of the registration statement on Form F-1 that it files publicly with the Commission on the date herein (the “Form F-1”).

Cost of Revenue, page 66

2.	Please revise to expand your discussion of changes in cost of revenue to address the decrease in cost of revenue as a percentage of total revenue from thirty-three percent in 2021 to twenty-five percent in 2022.

Response: In response to the Staff’s comment, the Company has revised its disclosure accordingly on page 67 of the Form F-1.

Exhibit Index, page II-5

3.	We note your response to comment 7 that “the Company has revised its disclosure accordingly in exhibit 5.1 to add its consent to the sections entitled “Taxation” and “Enforceability of Liabilities,” but the revised opinion does not appear to include such consent; please revise.

Response: Paragraphs 3.3 and 3.4 of the exhibit 5.1 referred to the section entitled “Enforceability of Civil Liabilities” and the section entitled “Taxation”, and mentioned such section represents the opinion of the BVI counsel to the extent it relates to the relevant BVI laws.

Separately to the above, the Company has revised the name of its HK Legal Advisers throughout the Form F-1 to reflect its new name Han Kun Law Offices LLP as a result of the acquisition of Miao & Co., previously associated with Han Kun, by Han Kun Law Offices.

We thank the Staff for your review of the foregoing. If you have any questions, please do not hesitate to contact the undersigned at frank.lao@galaxy-hk.com, or Elizabeth Fei Chen of Pryor Cashman LLP, outside counsel to the Company, at echen@pryorcashman.com (Tel: 212-326-0199).

Very truly yours,

By:	/s/ Wai Hong Lao
Name:	Wai Hong Lao
Title:	Chief Executive Officer

cc:	Elizabeth Fei Chen, Esq.